Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

February 7, 2023

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Shenkman Capital Short Duration High Income Fund

Dear Ms. Brutlag:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 27, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 1109 which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1111 under the Investment Company Act of 1940, as amended, on Form N-1A on December 13, 2022 (SEC Accession No. 0000894189-22-008924). The purpose of PEA No. 1109 was to register a new share class for the Shenkman Capital Short Duration High Income Fund (the “Fund”).
For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

PROSPECTUS COMMENTS

Fees and Expenses Table and Expense Example

Comment 1.    Please provide the Staff with the Fund’s completed fees and expenses table and expense example at least one week prior to the effective date of the registration statement.

Response: The Trust responds by providing the completed fees and expenses table and expense example in Appendix A to this letter.

Comment 2.    In the footnote to the fees and expenses table on page 2, please confirm the fee waiver will be in effect for at least one year from the date of the Prospectus. Additionally, please also define “acquired fund fees and expenses” in this footnote.

Response: The Trust responds by confirming that the fee waiver will be in effect for at least one year from the date of the Prospectus. That said, upon completing the Fee Table, the Trust recognizes that the Fund’s expenses are not expected to exceed the Fund’s Expense Cap during the first year. Accordingly, footnote 1 describing the Fund’s Expense Cap has been removed since the Fee Table no longer reflects expense reimbursements. See Appendix A.

Comment 3.    In the footnote to the fees and expenses table on page 2, please clarify the disclosure referencing the expense limitation recoupment to state the amount paid to the Adviser must not exceed the expense ratio.

Response: See response to Comment 2. The Trust responds by removing footnote 1 in its entirety since the Fee Table no longer reflects expense reimbursements. See Appendix A.

Principal Investment Strategies and Risks

Comment 4.    As the Fund’s name includes the words “short duration,” the Fund should state in the principal investment strategy sections that the Fund will attempt to maintain a dollar weighted average portfolio duration equal to or less than approximately 3 years.

Response: The Trust responds by enhancing the disclosure as suggested in the Principal Investment Strategy sections under Item 4 and Item 9 of the Prospectus, as follows:

“The Fund typically focuses on instruments that have short durations (i.e., have an expected redemption through maturity, call or other corporate action within three years or less from the time of purchase). The Fund will seek to maintain a dollar-weighted average portfolio duration of approximately three years or less.”
Comment 5.    Please provide an example of duration in the principal investment strategy section under Item 4 or Item 9 to further demonstrate how it operates. For example, if a bond has a duration of 5 years and interest rates increase by 1 percent, the bond price will decline by approximately 5 percent.

Response: The Trust responds by including an example of duration in the third paragraph of the principal investment strategy section under Item 9 as follows:

“Duration is a measure of a debt instrument’s price sensitivity to yield. Higher duration indicates debt instruments that are more sensitive to interest rate changes. Bonds with shorter duration are typically less sensitive to interest rate changes. For example, if a bond has a duration of 5 years, a 1% rise in interest rates would result in a 5% decline in value. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in value. Duration takes into account a debt instrument’s cash flows over time including the possibility that a debt instrument might be prepaid by the issuer or redeemed by the holder prior to its stated maturity date. In contrast, maturity measures only the time until final payment is due. The following are examples of the relationship between a bond’s maturity and its duration. A 5% coupon bond having a ten-year maturity will have a duration of approximately 7.8 years. Similarly, a 5% coupon bond having a three-year maturity will have a duration of approximately 2.8 years.”

Comment 6.    The Staff notes the inclusion of “LIBOR Risk” disclosure in each of the principal risk sections under Item 4 and Item 9 of the Prospectus. Please confirm if the Fund is significantly invested in LIBOR linked securities. If so, please explain why the Fund believes it is appropriate to continue to hold or invest in LIBOR linked securities. If not, please remove LIBOR Risk from each of the principal risks sections of the Prospectus.

Response: The Trust has confirmed that the Fund does not hold a significant number of investments tied to LIBOR, therefore has removed the LIBOR Risk disclosure from the principal risks sections of the Prospectus. The Fund has moved the disclosure to the SAI.

Comment 7.    Regarding the “Interest Rate Risk” disclosure in each of the principal risk sections of the Prospectus, please clarify who “partner” is referring to in the last sentence of this risk that reads “Consequently, changes in the values of the Fund’s portfolio likely will cause fluctuation in the value of each partner’s capital account.”

Response: The Trust responds by confirming that the disclosure meant to refer to a “shareholder’s” capital account, not a “partner’s” capital account. That said, the Trust has revised the disclosure and removed the referenced sentence in its entirety as shown below:

◦Interest Rate Risk. The Fund’s investments in fixed-income instruments will change in value based on changes in interest rates. When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio investment in fixed-rate obligations can be expected to decline. Although the value of the Fund’s investments will vary, the fluctuations in value of the Fund’s investments in floating rate instruments should be minimized as a result of changes in market interest rates. However, because floating rates on loans and other instruments only reset periodically, changes in prevailing interest rates can still be expected to cause some fluctuation in the value of the Fund. ~~Similarly, it is likely there will be less governmental action in the near future to maintain low interest rates. The negative impact on fixed income securities from the resulting rate increases for that and other reasons could be swift and significant, which could cause a decline in the value of the Fund’s portfolio. Other economic factors (such as large downward movement in stock prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can also adversely impact the markets for loans and other debt obligations. Rating downgrades of holdings or their issuers will generally reduce the value of such holdings. Consequently, changes in the values of the Fund’s portfolio likely will cause fluctuation in the value of each partner’s capital account.~~

Comment 8.    The Staff notes the inclusion of “Yankee Bond Risk” disclosure in each of the principal risk sections of the Prospectus, however, Yankee bonds are not mentioned in the principal investment strategy sections. Please confirm if investing in Yankee bonds is a principal investment strategy of the Fund. If not, please remove “Yankee Bond Risk” from each of the principal risks sections of the Prospectus.

Response: The Trust has confirmed that the Fund may invest in Yankee bonds, and therefore determined that the Yankee Bond Risk disclosure is appropriate. The Trust has added corresponding reference to its investments in Yankee bonds to the Principal Investment Strategy disclosure as shown below:

The Short Duration Fund may invest up to 20% of its total assets in foreign fixed-income instruments, including those denominated in U.S. dollars, such as Yankee bonds, or other currencies, and may also invest without limit in Rule 144A fixed-income securities.

Performance

Comment 9.    Please confirm 2022 performance information will be included in the definitive registration statement on Form N-1A filed pursuant to Rule 485(b).

Response: The Trust confirms 2022 performance information will be included in the definitive registration statement filing and is also including this information in Appendix B to this letter.

Item 9 Principal Investment Strategies and Related Risks

Comment 10.    The Staff notes the inclusion of disclosure regarding integration of environmental, social and governance (“ESG”) factors as part of the Advisor’s investment philosophy in the principal investment strategy section under Item 9 of the Prospectus. Please explain why the Fund does not believe it is appropriate to include corresponding ESG Risk disclosure in the principal risks sections.

Response: The Trust responds by confirming that ESG is one of many factors, but not determinative in the investment adviser’s analysis and investment process. Accordingly, the Trust believes that adding ESG risk disclosure is not appropriate to the Fund’s disclosure.

Comment 11.    In the “Principal Risks of Investing in the Fund” section under Item 9 of the Prospectus, the Staff notes the inclusion of “Covenant Lite Loan Risk” and “Governmental Interventions” disclosure which does not appear under the Item 4 principal risks section. Please reconcile the risk disclosure under Item 9 with the risk disclosure under Item 4 of the Prospectus.

Response: The Trust has reviewed the Fund’s risk disclosure in Item 4 and Item 9 and has confirmed that the disclosure regarding “Covenant Lite Loan Risk” and “Governmental Interventions” should be removed in its entirety. All other risk language appeared appropriately in both locations.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

APPENDIX A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell AmeriVet Class shares of the Short Duration Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

SHAREHOLDER FEES (fees paid directly from your investment)	AmeriVet Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption price, whichever is less)	None
Redemption Fee (as a percentage of amount redeemed on shares held for 30 days or less)	1.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and Service (Rule 12b-1) Fees	None
Other Expenses	0.10%
Total Annual Fund Operating Expenses	0.65%

Example
This Example is intended to help you compare the cost of investing in the Short Duration Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the AmeriVet Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap only in the first year). You may be required to pay brokerage commissions on your purchases and sales of AmeriVet Class shares of the Fund, which are not reflected in this Example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
AmeriVet Class (if you redeem your shares at the end of the period)	$66	$208	$362	$810

APPENDIX B

Performance
The following information provides some indication of the risks of investing in the Short Duration Fund. The AmeriVet Class was incepted on February [ ], 2023. The bar chart shows the annual total returns of the Fund’s Institutional Class shares from year to year. AmeriVet Class performance reflects the performance of the Institutional Class as the Institutional Class incurs the same fees and expenses as the AmeriVet Class. The table shows how the Fund’s AmeriVet Class shares average annual returns for one year, five years and since inception compare with those of broad measures of market performance. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund’s website at www.shenkmancapital.com/mutual-funds/ or by calling the Fund toll-free at 1‑855-SHENKMAN (1-855-743-6562).
Calendar Year Total Returns as of December 31 – Institutional Class
During the period of time shown in the bar chart, the Short Duration Fund’s highest return for a calendar quarter was 4.27% (quarter ended June 30, 2020) and the Fund’s lowest return for a calendar quarter was -5.15% (quarter ended March 31, 2020).

Average Annual Total Returns (for the periods ended December 31, 2022)	1 Year	5 Year	10 Year	Since Inception (10/31/2012)
Institutional Class(1)
Return Before Taxes	-2.52%	2.37%	2.80%	2.86%
Return After Taxes on Distributions	-4.02%	0.92%	1.34%	1.41%
Return After Taxes on Distributions and Sale of Fund Shares	-1.50%	1.20%	1.50%	1.55%
ICE BofA 0-3 Year U.S. Treasury Index (G1QA)(2) (reflects no deduction for fees, expenses or taxes)	-2.27%	0.94%	0.72%	0.72%
ICE BofA 0-2 Year Duration BB-B U.S. High Yield Constrained Index (H42C)(2) (reflects no deduction for fees, expenses or taxes)	-1.69%	2.39%	3.19%	3.26%
(1)    The Institutional Class incepted on October 31, 2012 and the AmeriVet Class incepted on February [ ], 2023. AmeriVet Class performance reflects the performance of the Institutional Class. The AmeriVet Class and Institutional Class incur the same fees and expenses.
(2)    Please note in previous years, the Fund utilized the same benchmarks “without transaction costs”. Going forward, the Fund will compare its returns to the indices “with transaction costs”. Index returns include transaction costs, which may be higher or lower than the actual transaction costs incurred by the Fund.

The after-tax returns were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or an individual retirement account (“IRA”). The Return After Taxes on Distributions and Sale of Fund Shares is higher than other return figures when a capital loss occurs upon the redemption of Fund shares and provides an assumed tax deduction that benefits the investor.